Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
JUNE 30, 2009

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the March 31, 2009 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements.  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2009.

No Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three months ended June 30, 2009 and 2008.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	June 30,	March 31,
	2009	2009

Assets
Current assets
Cash	$181,900	$65,410
Short-term investment (Note 4)	53,082	231,936
Marketable securities (Note 3)	7,378	5,958
Amounts receivable	11,348	37,419
Advances and prepaid expenses	70,455	57,249

	324,163	397,972

Interest in Gahcho Kué Project (Note 5)	65,183,062	65,161,533

Total assets	$65,507,225	$65,559,505

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$257,901	$191,711

Long-term liabilities
Future income tax liabilities	5,686,567	5,686,567

Shareholders' equity:
Share capital (Note 6)	85,184,704	85,870,841
Contributed surplus (Note 6)	1,159,297	1,264,800
Deficit	(27,783,990)	(27,455,740)
Accumulated other comprehensive (loss) income	2,746	1,326

Total shareholders' equity	59,562,757	59,681,227

Total liabilities and shareholders' equity	$65,507,225	$65,559,505

See accompanying notes to interim unaudited consolidated financial statements

Nature of operations (Note 1)
Going concern (Note 1)
Subsequent events (Notes 1 and 5)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

For the Three Months Ended June 30,
	2009	2008

Expenses:
Consulting fees	$(137,640)	$(269,222)
Interest and bank charges	(976)	(674)
Office and administration	(17,424)	(23,388)
Professional fees	(101,579)	(53,001)
Promotion and investor relations	(2,659)	(2,850)
Salary and benefits	(21,460)	(21,122)
Transfer agent and regulatory fees	(35,068)	(45,103)
Travel	(12,590)	(18,948)

Net loss for the period before the undernoted	(329,396)	(434,308)

Other earnings (expenses):
Interest income	1,146	13,910

	1,146	13,910

Net loss for the year before tax recovery	(328,250)	(420,398)

Future income tax recovery	-	-

Net (loss) income for the year	(328,250)	(420,398)

Deficit, beginning of year	(27,455,740)	(25,918,150)

Deficit, end of the period	$(27,783,990)	$(26,338,548)

Basic and diluted (loss) earnings per share	$(0.01)	$(0.01)
Weighted average number of shares outstanding	59,945,101	59,920,764

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
(Unaudited)

For the Three Months Ended June 30,
	2009	2008

Net (loss) income for the period	$(328,250)	$(420,398)
Other comprehensive (loss) income
Unrealized gain on marketable securities	1,420	250

Comprehensive (Loss) Income	$(326,830)	$(420,148)

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)

For the Three Months Ended June 30,
	2009	2008

Balance, beginning of year	$1,326	$32,937
Change in fair value of available-for-sale assets	1,420	250
- marketable securities
Balance, end of the period	$2,746	$33,187

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

For the Three Months Ended June 30,
	2009	2008

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(328,250)	$(420,398)

Changes in non-cash operating working capital
Amounts receivable	26,071	(68,854)
Advances and prepaid expenses	(13,206)	(13,302)
Accounts payable and accrued liabilities	66,190	217,534

	(249,195)	(285,020)

Investing activities:
Deferred exploration costs	(21,529)	(3,145)
Proceeds from sale of investment	178,854	236,091

	157,325	232,946

Financing activities:
Shares issued for cash	208,360	34,502

Increase (decrease) in cash and cash equivalents	116,490	(17,572)
Cash, beginning of year	65,410	144,750

Cash, end of year	$181,900	$127,178

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	Basis of Presentation:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Project” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the three months ended June 30, 2009 amounting to $328,250, incurred negative cash flows from operations of $249,195, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $245,000 of cash and short-term investment at June 30, 2009, the Company had sufficient capital to finance its operations for approximately two months.

Subsequent to the quarter end, on August 4, 2009, the Company announced that it had completed a private placement.  An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4.5 million. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company for the year ended March 31, 2009.

The consolidated balance sheet at March 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.

This interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements, except with respect to the new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and financial statements relating to its fiscal year commencing April 1, 2009.  Such new and revised accounting standards are described in Note 2.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

2.	Change in Accounting Policies and Future Changes in Accounting Policies:

New Accounting Policies

(a)          Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the   Company adopted new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  There is no impact of this accounting standard on the Company’s consolidated financial statements.

Future Accounting Policy Changes:

         (b)          Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011.  Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

(c)  International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.  The Company has begun assessing the adoption of IRFS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting.  At this time, the Company has not determined the impact of the transition to IFRS.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	Marketable Securities:

The quoted market value of remaining marketable securities at June 30, 2009 was $7,378 (June 30, 2008 - $37,819).  The original cost of these marketable securities at June 30, 2009 was $4,632 (June 30, 2008 - $4,632).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.	Financial Instruments:

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:

		Jun 30, 2009		June 30, 2008
		Carrying		Carrying
	Fair Value	Value	Fair Value	Value

Held-for-trading -
Cash	$181,900	$181,900	$127,178	$127,178
Short-term investment	53,082	53,082	1,201,286	1,201,286
	$234,982	$234,982	$1,328,464	$1,328,464
Available-for-sale
Marketable securities	$7,378	$7,378	$37,819	$37,819
Loans and receivables
Amounts receivable	$11,348	$11,348	$172,253	$172,253
Other liabilities
Accounts payable and accrued liabilities	$257,901	$257,901	$430,612	$430,612

The short-term investment at June 30, 2009 is a cashable guaranteed investment certificate (“GIC”) held with a major Canadian financial institution with a maturity of October 6, 2009.  The GIC held at June 30, 2009 is carried at fair market value.  Given the GIC’s low risk and the ability to cash it at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest.  There is no restriction on the use of the short-term investment.  The balance of interest income recognized in the Company’s financial statements represents interest income from all other sources.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

June 30, 2009
Amounts receivable -
Currently due	$11,348
Past due by 90 days or less, not impaired	-
Past due by greater than 90 days, not impaired	-
$11,348

Cash	182,031
Short-term investments	53,082
$235,113

All of the Company’s cash and short-term investment are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant.  The short-term investment is cashable in whole or in part with interest at any time to maturity.  Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to receivables.  The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $11,348.

The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes.  It periodically monitors the investments it makes and is satisfied with the credit ratings of its bank.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.  As at June 30, 2009, the Company was not required to fund the exploration and development work of the Gahcho Kué Project (see Note 5).  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 7.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period.  Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market.  They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included.  The original cost of the marketable securities is $4,632.  The Company’s exposure to market risk is not considered to be material.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial Instruments (continued):

Financial Instrument Risk Exposure (continued)

Foreign Currency Risk

The Company is exposed to foreign currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

June 30, 2009
Cash	$1,279
Amounts receivable	-
Accounts payable and accrued liabilities	(2,760)

Net exposure	$(1,481)

Based on the above net exposure at June 30, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $148 increase or decrease respectively in both net and comprehensive loss.  The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada.  Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at June 30, 2009 to interest rate risk through its financial instruments.  The short-term investment is at a fixed rate of interest that does not fluctuate during the remaining term.  The Company has no interest-bearing debt.

5.	Interest in Gahcho Kué Project:

	2009	2008
Opening balance	$65,161,533	$64,984,140

Technical consulting	18,384	-
Mining lease costs	3,145	3,145

	$65,183,062	$64,987,285

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	Interest in Gahcho Kué Project (continued):

Under the agreement with De Beers Canada in effect at June 30, 2009, De Beers Canada had agreed to carry all costs incurred by the Project, and had undertaken to support the proper and timely exploration and development of the Gahcho Kué Project.  Once a desktop study showed that an internal rate of return of 15% could be achieved, De Beers Canada was to proceed with a definitive feasibility study.  If they did not proceed with the definitive feasibility study, De Beers Canada’s interest would be reduced to a 30% participating interest. If called upon to fully fund the definitive feasibility study, De Beers Canada’s interest in the Project would have increased to 55% on completion of the study.  If called upon to fully fund the capital for construction of a mine, De Beers Canada’s interest in the Project would have increased to 60% on the commencement of commercial production.

Key decisions were made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

Under the agreement with De Beers Canada in effect at June 30, 2009, the Company was not responsible for funding the Project and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.   Under the 2009 Agreement:
1.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement) (paid August 2009);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible;
•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.        Share Capital and Contributed Surplus:

(a)   Authorized:
                         Unlimited number of common shares without par value

(b)   Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2006	53,075,847	$58,253,663
Exercise of stock options	650,000	888,450
Value of stock options exercised	-	46,472
Issuance of shares upon investment in Camphor Ventures (Note 5)	1,944,868	7,390,498

Balance, March 31, 2007	55,670,715	66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	-	530,756
Issuance of shares upon investment in Camphor Ventures (Note 5)	4,052,816	18,330,842

Balance, March 31, 2008	59,870,881	85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610

Balance, March 31, 2009	59,932,381	$85,870,841
Exercise of stock options	165,365	208,360
Value of stock options exercised	-	105,503
Balance, June 30, 2009	60,097,746	86,184,704

(See Note 1 regarding the closing of a private placement subsequent to the quarter end).

(c)          Stock options:
The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at June 30, 2009, there were 1,327,432 shares available to be issued under the Plan.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.        Share Capital and Contributed Surplus (continued):

(c)          Stock options (continued):

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price

Balance, March 31, 2006	1,060,000	$1.90
Exercised	(650,000)	1.37

Balance, March 31, 2007	410,000	2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05

Balance, March 31, 2008	461,500	2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56

Balance, March 31, 2009	1,300,000	1.72
Exercised	(165,365)	1.26

Balance, June 30, 2009	1,134,635	$1.79

The following are the stock options outstanding and exercisable at June 30, 2009.

Expiry Date	Black- Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price

October 1, 2009	$189,400	200,000	0.25 years	1.96
November 1, 2010	180,100	100,000	1.34 years	2.63
January 30, 2011	321,100	100,000	1.59 years	4.50
November 23, 2013	468,697	734,635	4.41 years	1.26

	$1,159,297	1,134,635	3.16 years

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2009	2008

Dividend yield	0%	0%
Expected volatility	55.59%	34%-64%
Risk-free interest rate	2.57%	4.64%
Expected lives	5 years	2.83-10.33 months
Weighted average fair value of options issued	$0.638	$3.58-$4.14

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Three Months Ended June 30, 2009 and 2008
(Expressed in Canadian dollars)
(Unaudited)

6.        Share Capital and Contributed Surplus (continued):

(d)          Contributed surplus:

Amount

Balance, March 31, 2006	$561,777
Value of options issued to Camphor option holders	186,321
Value on exercise of stock options transferred to share capital	(46,472)

Balance, March 31, 2007	701,626
Value of options issued to Camphor option holders	774,340
Value on exercise of stock options transferred to share capital	(530,756)

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Value on exercise of stock options transferred to share capital	(105,503)

Balance, June 30, 2009	$1,159,297

(e)          Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

7.	Capital Management:

The Company considers its capital structure to consist of share capital, contributed surplus and options.  The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mining interests.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has an interest is in the development and permitting stage; as such the Company is dependent on external equity financing to fund its activities.  In order to carry out the planned management of our property and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the period ended June 30, 2009.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.